

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 5, 2009

Ms. Lisa A. Corbitt
Principal Accounting Officer
Trans Energy, Inc.
P.O. Box 393 – 210 Second Street
St. Marys, West Virginia 26170

> **Re:** **Trans Energy, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Response Letter Dated January 15, 2009**
> **File No. 0-23530**

Dear Ms. Corbitt:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Note 1 – Summary of Significant Accounting Policies, page 34

Asset Retirement Obligations, page 36

1.   We have considered your response to our prior comment number two, wherein you state that "Under the provisions of SFAS No. 143, we are required to exclude costs of plugging and abandonment from our amortization and depreciation rates for assets for which the plugging and abandonment costs exceed salvage." However, we note this policy does not appear to comply with paragraph 23 of FAS 143, which states "Paragraph 37 of FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, is replaced by the following: Obligations for dismantlement, restoration, and abandonment costs shall be accounted for in accordance with the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations. Estimated residual salvage

values shall be taken into account in determining amortization and depreciation rates." Based upon the guidance as cited, it appears necessary for your to modify your accounting policy to comply with SFAS 143.

Note 11 – Notes Payable, page 42

2.   We have considered your response to prior comment number three and your statement that you "determined the fair value of the 2% Net Profits Interest to be $765,000 using Rule 4-10(c)(4)(i)(A) under Regulation S-X;" wherein "the present value of estimated future net revenues be computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures to be incurred in developing and producing the proved reserves computed using a discount factor of 10% and assuming continuation of existing economic conditions." Based on your response, please address the following additional items concerning this transaction with CIT Capital USA Inc.:

- Explain why you reference Rule 4-10(c) of Regulation S-X given your accounting policy election to report your oil and gas activities using the successful efforts method;

- Explain why you have used the full cost rules to determine fair value.

- Explain in necessary detail how you calculated the fair value of the terms in the 2% Net Profits Interest you conveyed to CIT Capital USA Inc., that includes "any additional oil and gas properties acquired in the future through to the date of maturity;"

- Cite the specific accounting literature that led to your decision to record the $765,000 "as a reduction of oil and gas properties and a discount on the note payable to CIT Capital USA Inc., with no gain recognized." In your response, please address how you considered the guidance in FAS 19 for Mineral Property Conveyances and Related Transactions. We note your clarified disclosure on page 10 of your Form 10-Q for the fiscal quarter ended September 30, 2008, which states "The conveyance of the 2% Net Profits Interest has been accounted for as a sale, which was recorded against the values of oil and gas properties."

Engineering Comments

Description of Property, page 9

Proved Reserves, page 10

3.   We note the 2007 forecast liquid hydrocarbon yield for your proved reserves is 94
        barrels liquid per million cubic feet of gas (= 2,182 thousand barrel/23,293
        million cubic feet gas) while your 2007 historical yield is 25 barrels per MMCFG
        (=4,022 BL/161.3 million cubic feet). Please support in detail your estimates of
        liquids recovery. Include specific analogy properties' production history,
        applicable maps and identity, i.e. legal location and API number. Please contact
        us at your convenience if you would like to discuss this or any other matter
        further.

4.   In order to clarify comment six of our July 9, 2008 letter, please tell us whether
        any of your proved undeveloped reserves are attributed to locations that are not
        adjacent to productive wells.

Net Production, page 11

5.   Please explain to us the reasons for the difference between your forecast 2007
        liquids and gas production (from your year-end 2006 reserve report) and the
        historical 2007 production – 4 thousand barrels oil and 161 million cubic feet gas.
        Additionally, please address the steps you have taken to prevent such differences
        in the future.

6.   We note the 2007 lease operating expenses without severance taxes – "lift costs"
        – per unit of production is $4.69/MCFE {= [$929,224 -.05($1,207,233)]/185,413
        MCFE}. Your forecast unit lift cost from page 47 is $.98/MCFE {= [$55,506,445
        - .05($399,271,719)]/36,382,146 MCFE}. Please explain to us the reasons for
        this difference. Include reconciliation between the lift cost line items used for
        your projected lift costs and those that you incurred in 2007.

Notes Payable, page 43

7.   Explain to us whether the proved reserves associated with the 2% Net Profits
        Interest conveyed to CIT Capital USA Inc. is excluded from your claimed proved
        reserve figures.

Estimated Quantities of Proved Oil and Gas Reserves, page 47

8.   Please explain in detail the 2006 positive revisions to your proved reserves – 536 thousand barrels oil and 5,941 million cubic feet gas.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief